SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CNPJ No. 01,832,635/0001-18
NIRE No. 35,300,150,007
Public Company

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON JANUARY 10, 2010

PLACE, TIME AND DATE: The shareholders’ meeting was held at the registered office of the Company located at Av. Jurandir, 856, Lot 4, 7th floor, Jardim Ceci, in the City and State of São Paulo, at 10:00 a.m., on January 13, 2010.

NOTICE AND ATTENDANCE: The Notices for the meeting were published in Diário Oficial do Estado de São Paulo, on December 29, 30 and 31, 2009, and in Valor Econômico, on December 29 and 30, 2009 and January 4, 2010.

CHAIR: Ana Paula Rodrigues Matsuda (representative of the shareholder TAM –Empreendimentos e Participações S.A. and the shareholder Agropecuária da Nova Fronteira Limitada) – Chairwoman, and Fabiana Borges Vilhena – Secretary, acted as the presiding officers.

CONSTITUTION: The shareholders’ meeting was called to order by the Chairwoman, with shareholders representing 89.42% of the voting capital stock in attendance, as shown by the signatures on the Shareholder Attendance Book.

AGENDA: Approval and ratification of the purchase of all shares of the capital stock of Pantanal Linhas Aéreas S.A.

RESOLUTIONS: The shareholders in attendance by a unanimous vote, without any reservation, ratified the approval by the Board of Directors, pursuant to a meeting held on December 18, 2009, of the purchase of all shares of the capital stock of Pantanal Linhas Aéreas S.A. for the amount of Thirteen Million Brazilian Reals (BRL 13,000,000.00). Under Section 256, Paragraph 2 of the Brazilian Corporation Law, the shareholders that dissent herefrom will have a right to withdraw from the Company, provided that such shareholders submit proof of ownership of their shares on December 21, 2009 (excluding any transactions made on such date), i.e., the date on which an announcement was made to the market disclosing the execution of a Share Purchase Agreement with respect to the above mentioned purchase, such announcement in the form of publication of a notice of Material Event on December 21 and 23, 2009, and provided, further, that any shareholders that have acquired or will acquire shares in the Company on or after December 21, 2009 will not be entitled to withdraw from the Company. Dissenting shareholders will be entitled to withdraw from the Company in accordance with the provisions in Section 137 of the Brazilian Corporation Law, upon payment for their shares at the rate of Four Brazilian Reals and Eighteen Centavos (BRL 4.18) per share, based on the net asset value of the Company according to the balance sheet prepared as at December 31, 2008. The period of time within which to exercise such right to withdraw will be thirty (30) days after publication of these minutes on January 14, 2010, i.e., up to February 14, 2010, and payment for the shares will be made up to three business days after expiration of the period for exercise of the right to withdraw.

CLOSING: As there was no more business to be transacted and no one whished to take the floor, the proceedings were closed and these minutes prepared, read, approved and executed by all present. São Paulo, January 13, 2010. (sgd) Ana Paula Rodrigues Matsuda – Chairwoman; Fabiana Borges Vilhena – Secretary; Shareholders: Ana Paula Rodrigues Matsuda, representing the shareholder TAM – Empreendimentos e Participações S.A. and the shareholder Agropecuária da Nova Fronteira Limitada. This is a true copy of the minutes recorded in the appropriate book.

Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.